UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to Be Included In Statements Filed
Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

International Shipping Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

46032U 10 8
(CUSIP Number)

Angeliki Frangou
International Shipping Enterprises, Inc.
1225 Franklin Avenue, Suite 325
Garden City, New York 11530
(516) 240-8025
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46032U 10 8	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Angeliki Frangou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 10,039,022 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,039,022 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,039,022 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) Approximately 25.16%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 46032U 10 8	Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Amadeus Maritime S.A., a Panama Corporation.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,333,140 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,333,140 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,140 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) Approximately 8.35%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 46032U 10 8	Schedule 13D

        The purpose of this Amendment No.1 to the Schedule 13D previously filed by Angeliki Frangou on December 10, 2004 (“Schedule 13D”) is for the purpose of disclosing the current number of shares of Common Stock (as defined below) of International Shipping Enterprises, Inc. that are directly and indirectly owned by Angeliki Frangou and Amadeus Maritime S.A. (collectively referred to as the “Reporting Persons”) and to update certain other information. Items 1 -7 of Schedule 13D are hereby amended and restated in their entirety as follows:

Item 1. Security and Issuer

        This Amendment No. 1 to Schedule 13D relates to (1) the common stock, par value $.0001 per share (the “Common Stock”), of International Shipping Enterprises, Inc., a Delaware corporation (the “Issuer”) and (2) the units of the Issuer (the “Units”), each of which is comprised of one share of Common Stock and two warrants, each warrant entitling the holder to purchase one share of Common Stock at a price of $5.00 per share (the “Warrants”). The principal executive offices of Issuer are located at 1225 Franklin Avenue, Suite 325, Garden City, New York 11530.

Item 2. Identity and Background

        Angeliki Frangou (“Ms. Frangou”) is a citizen of Greece. Her business address is 1225 Franklin Avenue, Suite 325, Garden City, New York 11530. Ms. Frangou is the Chairman, Chief Executive Officer, President and a Director of the Issuer.

        Amadeus Maritime S.A. is a Panama Corporation (“Amadeus”). The principal address of Amadeus is Swiss Bank building, 53rd Street, Panama City, Panama, P.A. Ms. Frangou owns 100% of the outstanding equity interests of Amadeus, with voting and dispositive power over the securities owned by Amadeus.

        During the past five years the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        In September 2004, Ms. Frangou purchased 4,000,000 shares of Common Stock for an aggregate purchase price of $23,529 (approximately $0.006 per share). She used her personal funds to purchase such shares of Common Stock.

        On November 29, 2004, the Issuer paid a stock dividend to the holders of shares of Common Stock at a rate of approximately 0.676 shares of Common Stock for each outstanding share of Common Stock. As a result of this stock dividend, Ms. Frangou was issued an additional 2,705,882 shares of Common Stock, without payment of any additional funds. Such stock dividend effectively lowered the purchase price of the shares of Common Stock owned by Ms. Frangou to approximately $0.004 per share.

        On December 16, 2004, I.B.G. Investments, S.A., a British Virgin Islands corporation (“IBG”) as agent/nominee for Ms. Frangou and Amadeus purchased from the Issuer, in an initial public offering (the “IPO”) of the Issuer’s securities pursuant to a Registration Statement on Form S-1 (Registration No. 333-119719), which was declared effective on December 10, 2004 (the “Registration Statement”), 3,333,140 Units of the Issuer at a purchase price of $6.00 per Unit, for an aggregate purchase price of $19,998,840. The funds used to purchase such Units were from the personal funds of Ms. Frangou. Ms. Frangou owns 100% of the outstanding equity interests of IBG and Amadeus, with voting and dispositive power over any securities owned by such entities.

        On January 24, 2005, Ms. Frangou caused the transfer of record ownership of the 3,333,140 units from IBG to Amadeus.

CUSIP No. 46032U 10 8	Schedule 13D

Item 4. Purpose of Transaction

        Ms. Frangou acquired her initial 4,000,000 shares of Common Stock of the Issuer as a founder of the Issuer. The Issuer was formed for the purpose of raising funds from the public in order to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more vessels or an operating business in the shipping industry (a “Business Combination”). Such a Business Combination, which will require the approval of a majority of the shares of Common Stock voted by the Issuer’s public stockholders, may result in the transfer of the Issuer’s assets to another corporation, as a result of such Business Combination.

        Amadeus acquired the Units in the IPO to assist in the funding of the Issuer for the purpose of raising funds to seek out and enter into a Business Combination. Substantially all of the funds raised in the IPO, including the funds invested by Ms. Frangou through her entities , are being held in a trust account with Continental Stock Transfer & Trust Company until a Business Combination is consummated.

        Ms. Frangou has also agreed to purchase, directly or indirectly, up to 5,000,000 of the Issuer’s publicly-traded warrants, in the public marketplace, at prices not to exceed $0.70 per Warrant, after separate trading of such Warrants has commenced.

        Other than as set forth above, the Reporting Persons have no present intention to sell or transfer a material amount of assets of the Issuer, make a material change in the capitalization or dividend policy of the Issuer, make any other material change in the Issuer’s business or corporate structure, or make a change in the Issuer’s charter or bylaws, or otherwise have any present plans or proposals which relate to or would result in any of the matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

        (a) Ms. Frangou is the direct and indirect beneficial owner of an aggregate of 10,039,022 shares of Common Stock, such shares representing approximately 25.16% of the issued and outstanding shares of Common Stock of the Issuer (based upon 39,900,000 shares of Common Stock outstanding, as reported in the Issuer’s press release dated December 16, 2004). The number of shares beneficially owned by Ms. Frangou include 6,705,882 shares of Common Stock (approximately 16.81%) owned directly, and 3,333,140 shares of Common Stock (approximately 8.35%) owned indirectly, through Amadeus, which were included in the Units acquired by Amadeus (through IBG) in the IPO.

        Ms. Frangou, through Amadeus, has the right to purchase up to an additional 6,666,280 shares of Common Stock upon exercise of the Warrants; provided, however, that the earliest that the Warrants may become exercisable is December 10, 2005. Since Ms. Frangou, either directly or through any affiliate, is restricted from acquiring such Common Stock within 60 days, she is not currently deemed to have beneficial ownership thereof.

        (b) Ms. Frangou, directly and indirectly through Amadeus, has sole voting power and sole dispositive power over 10,039,022 shares of Common Stock.

CUSIP No. 46032U 10 8	Schedule 13D

        (c) The Reporting Persons have not effected any transactions in the Issuer’s Common Stock in the past sixty (60) days other than the transactions reported in this Statement on Schedule 13D.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Ms. Frangou has entered into a Letter Agreement among herself, the Issuer and Sunrise Securities Corp. (Exhibit 10.1 to the Registration Statement) and a Stock Escrow Agreement among herself, the Issuer, Continental Stock Transfer & Trust Company and certain other stockholders of the Issuer (Exhibit 10.8 to the Registration Statement), pursuant to which she has agreed (i) that if the Company solicits approval of its stockholders of a Business Combination she will vote her shares in accordance with the majority of the votes cast by the holders of the IPO Shares, and (ii) to place the 6,705,882 shares of Common Stock acquired by her prior to the IPO and reported on this Schedule 13D, in escrow, until December 10, 2007, subject to certain limited exceptions. Ms. Frangou will have the right to vote and receive distributions, with respect to such shares of Common Stock, during the period that they are held in escrow, but will not be able to sell or otherwise transfer such shares.

        Ms. Frangou has also entered into a Warrant Purchase Agreement with Sunrise Securities Corp. (Exhibit 10.13 to the Registration Statement), pursuant to which she has agreed to purchase , directly or indirectly, up to 5,000,000 of the Issuer’s publicly-traded warrants, in the public marketplace, at prices not to exceed $0.70 per warrant, after separate trading of such warrants has commenced. Ms. Frangou has also agreed not to sell or otherwise transfer any of such warrants until the completion of a Business Combination.

Item 7. Material to Be Filed as Exhibits

None.

Remainder of Page Intentionally Left Blank

CUSIP No. 46032U 10 8	Schedule 13D

JOINT FILING AGREEMENT

        By signing this Amendment No. 1, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, if filed on such Reporting Person’s behalf and agrees to such joint filing in accordance with Rule 13d-1(k) of the Securities and Exchange Commission.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: January 26, 2005	/s/ Angeliki Frangou —————————————— Angeliki Frangou
Dated: January 26, 2005	Amadeus Maritime S.A. By: /s/ Jose Silva —————————————— Mr. Jose Silva President